2016-2017

Economic Outlook

2016-2017 Economic Outlook

Published by:

Department of Finance Province of New Brunswick P.O. Box 6000 Fredericton, New Brunswick E3B 5H1 Canada

Internet: www.gnb.ca/finance

February 2, 2016

Cover:

Service New Brunswick (SNB 10551)

Translation:

Translation Bureau, Service New Brunswick

Printing and Binding:

Printing Services, Service New Brunswick

ISBN 978-1-4605-0510-6

Printed in New Brunswick

2016-2017 Economic Outlook

Global Economy

• Global economic output is projected to have grown by 3.1% in 2015, reflecting a decline from the pace observed in 2014. According to the International Monetary Fund (IMF), advanced economies grew by 1.9%, while emerging market and developing economies grew by 4.0%.

• Global growth will again be led by emerging market economies in 2016, while a modest and uneven recovery is expected to take place in advanced economies. Global output is set to expand by 3.4% in 2016, with emerging economies increasing by 4.3% and advanced economies growing by 2.1%.

• The euro area is expected to continue on its modest recovery path in 2016, with growth supported by lower oil prices, accommodative monetary policy and a depreciation of the euro. Economic activity will be dampened by the weak performance of periphery nations, persistently weak inflation and financial stability concerns.

• The euro area’s core economies – Germany, France, Italy and Spain – are all expected to grow in 2016, with each increasing at a faster pace than in 2015 except Spain. Growth prospects in the United Kingdom will be helped by lower oil prices and continued recovery in wage growth.

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2016-2017 Economic Outlook

• India is expected to edge out China from the top growth spot among emerging economies in 2016, as policy reforms, a pickup in investment and lower commodity prices support increased activity. Growth in the Chinese economy will slow as previous excesses in real estate, credit and investment continue to unwind.

• Economic growth in Latin America and the Caribbean is projected to contract in 2016, largely reflecting a recession in Brazil.

• World oil prices continued to tumble in 2015, dipping to below US$40 per barrel by year’s end. While a disadvantage to oil-producing jurisdictions, falling prices should provide a boost to global economic growth in 2016, mainly through reduced price pressures for importers and increased consumer spending.

• The IMF expects the volume of world trade in goods and services to increase by 3.4% in 2016, with advanced economies leading the way.

• The U.S. recovery is expected to hold steady with anticipated growth of 2.6% in 2016. Lower energy prices, reduced fiscal drag, improved household debt positions and a healthier housing market should more than offset the drag on net exports coming from the strengthening of the dollar.

• In December 2015, the U.S. Federal Reserve announced that it would raise (for the first time in seven years) the target for the federal funds rate from 0.25% to 0.5%. The stance of monetary policy signals a degree of optimism while remaining accommodative, supporting further improvement in labour market conditions and a return to 2% inflation.

• Total U.S. housing starts for 2015 topped one million for the second year in a row. With continued impetus, the National Association of Home Builders is expecting housing starts to reach 1.26 million in 2016 and 1.52 million in 2017, figures more aligned with a healthy U.S. economy.

Canadian Economy

• The Bank of Canada expects the Canadian economy to have expanded by 1.2% in 2015, largely supported by household consumption and net trade. This is down from 2.5% reported in 2014.

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2016-2017 Economic Outlook

• While lower prices for oil and other commodities has led to a contraction in the energy sector, the anticipated upward momentum in non-commodity sectors and regions has yet to unfold.

• According to private sector forecasters, the economies of oil-producing provinces (Newfoundland and Labrador, Alberta and Saskatchewan) were hardest hit and displayed the weakest performance, while growth – led by British Columbia – was evident in the other provinces.

• Driven by growth in consumption and an improvement in trade, the Bank of Canada expects the Canadian economy to grow by 1.4% in 2016.

• Growth in household consumption is expected to continue in 2016, supported by accommodative credit conditions and savings on energy purchases. Higher unemployment and restrained personal income growth among oil-producing provinces will curtail economic activity to some degree.

• Net trade is expected to contribute to growth, owing to the continued expansion of the U.S. economy and a low Canadian dollar. Lower energy prices will benefit non-energy producing businesses but will be offset by lower prices received by energy exporters for their goods.

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2016-2017 Economic Outlook

• The Canada Mortgage and Housing Corporation expects the housing market to moderate somewhat in 2016, with starts projected to range between 153,000-203,000 units.

• Weaker exports and lacklustre investment represent a downside risk to the Canadian economy. While the strengthening U.S. economy and weak dollar have generated renewed momentum in non-commodity exports, the risk that exports will fall short of expectations exists. Further reductions in investment intentions by energy firms are anticipated, resulting in an overall decline in business investment.

• In response to low core inflation and weak demand, the Bank of Canada cut its target for the overnight rate twice in 2015, but in January 2016 announced it would maintain the rate at 0.5%.

• Private sector forecasts suggest economic growth in 2016 will be strongest in British Columbia (+2.7%). Growth above 2.0% is also expected in Ontario and Manitoba, while eastern and oil-producing provinces are expected to trail their peers.

• Depressed oil prices continue to weigh on economic activity, with private sector investment adjusting downward to reflect oil price shocks delivered to the energy sector. The negative impact of the price decline will be mitigated by savings on energy purchases, supportive credit conditions, stronger U.S. growth, a weaker Canadian dollar and the benefits of lower oil prices on the global economy.

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2016-2017 Economic Outlook

Statistical Summary - Growth Rates[1]
(as of January 22, 2016)

	2014 to 2015
	N.B.	Canada
Population and Labour
Total Population (July 1)	-0.1	0.9
Labour Force	-0.7	0.8
Employment	-0.6	0.8
Unemployment Rate (%)	9.8	6.9
Participation Rate (%)	62.7	65.8
Wages and Salaries[2]	2.5	2.6
Consumers and Housing
Retail Trade[2]	3.2	2.1
Consumer Price Index	0.5	1.1
Housing Starts	-12.3	3.3
Business
Manufacturing Sales[2]	-9.8	-1.6
International Exports[2]	-6.3	-2.7
Building Permits[2]	-3.0	-0.1
[1] Per cent change unless otherwise indicated.
[2] Year-to-date (unadjusted for seasonality).
Source: Statistics Canada.

New Brunswick Economy

• The Department of Finance estimates real economic growth of 1.3% in 2015, down from 1.8% projected at budget last year. This estimate is consistent with the latest consensus among private sector forecasters.

• Weaker growth at the national and global levels, challenges in the export and manufacturing sectors, slower-than-expected growth in investment and continued weakness in the labour market contributed to subdued growth in 2015.

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2016-2017 Economic Outlook

• Private sector investment in 2015 was driven primarily by ongoing forest sector modernization efforts as well as increased activity at the Irving Oil refinery.

• Full-time employment was relatively flat, while losses were observed in part-time employment.

• Retail sales are positioned to post solid gains for the second year in a row. The plunge in oil prices has contributed to a significant decline at gasoline stations but sales have been offset by gains in the remaining subsectors.

• Despite a soft job market, income growth has been fairly robust as employment losses were offset by overall wage gains, particularly in higher-paying industries such as professional, scientific and technical services.

• The Department of Finance anticipates real Gross Domestic Product (GDP) growth of 0.4% in 2016, below the consensus among private sector forecasters (+1.1%).

• Economic activity is expected to be tempered by demographic realities, private sector investment, fiscal measures and the recently announced suspension of operations at the Picadilly mine. Private sector forecasts may not reflect the latter development, which will put downward pressure on their projections.

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2016-2017 Economic Outlook

• With the wind down or completion of projects in the forestry sector and at the oil refinery in 2015, weakened private sector investment is expected in 2016.

• Growth conditions will be further limited by PotashCorp’s announcement that it was indefinitely suspending operations at the Picadilly mine. The economic impact will be partially mitigated in the short-term by transitional measures being offered by the company. However, the effect of the suspension will continue to be felt well into 2017 before moderating over the medium-term.

• Natural increase (births minus deaths) has trended into negative territory putting downward pressure on overall population growth. The aging of the population will have implications on economic growth, as fewer working-age adults will have to support a growing elderly cohort.

• Employment in 2016 is expected to edge down as any modest gains in agriculture, forestry, fishing and manufacturing will be offset by demographics and overall economic expectations.

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2016-2017 Economic Outlook

• Manufacturing should benefit from investments in the forest products sector, lower energy prices and a more favourable exchange rate. Furthermore, the influence of low-priced refined energy products will be diminished.

• Demand for provincial exports will be strengthened by a low Canadian dollar and the continued ramp-up in economic activity among domestic and international trading partners. Nevertheless, the suspension of potash production and lower prices for refined oil products will dampen the improvement.

• Due to continued softness in the labour market, exacerbated by recent developments in the mining sector, primary household income growth is expected to moderate in 2016.

• Consumer prices are expected to return to near-normal conditions in 2016, as the impact from the low price of oil and its effect on transportation services will have worked its way through the economy.

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2016-2017 Economic Outlook

New Brunswick Economic Indicators
Growth Rates[1], 2013 to 2020

						2018-
	2013	2014	2015	2016	2017	2020
Economic Accounts *
Gross Domestic Product (GDP)	0.4	0.6	3.3	1.9	1.6	1.9
Household Final Consumption Expenditures	2.9	3.5	2.0	1.6	2.0	2.4
Gross Fixed Capital Formation	-8.9	-3.9	1.7	0.8	1.0	1.6
GDP (real)	0.4	-0.3	1.3	0.4	0.3	0.7
Income *
Primary Household Income	2.2	2.1	2.2	1.7	2.1	2.6
Population and Labour **
Total Population (July 1)	-0.1	-0.2	-0.1	-0.1	-0.2	-0.3
Labour Force	0.5	-0.6	-0.7	-0.3	-0.1	0.1
Employment	0.4	-0.2	-0.6	-0.2	-0.4	0.2
Unemployment Rate (%)	10.3	9.9	9.8	9.8	10.2	10.1
Participation Rate (%)	63.5	63.2	62.7	62.6	62.7	62.9
Other **
Consumer Price Index	0.8	1.5	0.5	1.4	2.0	1.9
Housing Starts	-13.8	-19.9	-12.3	2.0	1.5	-3.4
Retail Trade[2]	0.7	3.8	3.2	1.0	1.1	2.0
[1] Per cent change unless otherwise indicated.
[2] Year-to-date for 2015 (unadjusted for seasonality; as of January 22, 2016).
Sources: Statistics Canada.
NB Finance * 2015-2020 ** 2016-2020.

• Looking ahead to 2017, external demand and further government capital spending will drive economic activity. However, an aging workforce, overall population decline and weak private sector investment will curb growth.

• The proposed Sisson mine represents significant upside potential for 2016 and beyond. An endorsement would result in considerable investment, while production would maintain jobs and substantial economic activity over its lifetime.

• The Energy East Pipeline remains in the early stages of the approval process but would boost activity over the medium-term if the project moves ahead.

• Additionally, further growth potential exists should increased infrastructure investment from the federal government materialize over the short-to-medium term.

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2016-2017 Economic Outlook

New Brunswick Economic Indicators

New Brunswick Economic Indicators (as of January 22, 2016)

	Annual			Year-to-Date*
Indicators	2013	2014	% Change	2014	2015	% Change	Reference Period
Labour
Population 15 Years and Over ('000)	622.4	621.7	-0.1	621.7	622.0	0.0	Jan.-Dec.
Labour Force ('000)	395.2	393.0	-0.6	393.0	390.2	-0.7	Jan.-Dec.
Employment ('000)	354.5	353.9	-0.2	353.9	351.8	-0.6	Jan.-Dec.
Full-time ('000)	297.0	297.6	0.2	297.6	297.9	0.1	Jan.-Dec.
Part-time ('000)	57.5	56.3	-2.1	56.3	53.9	-4.3	Jan.-Dec.
Goods-producing Sector ('000)	77.8	76.2	-2.1	76.2	72.7	-4.6	Jan.-Dec.
Services-producing Sector ('000)	276.8	277.7	0.3	277.7	279.1	0.5	Jan.-Dec.
Unemployment ('000)	40.6	39.1	-3.7	39.1	38.4	-1.8	Jan.-Dec.
Participation Rate (%)	63.5	63.2	...	63.2	62.7	...	Jan.-Dec.
Employment Rate (%)	57.0	56.9	...	56.9	56.6	...	Jan.-Dec.
Unemployment Rate (%)	10.3	9.9	...	9.9	9.8	...	Jan.-Dec.
Average Weekly Earnings ($)	804.55	832.23	3.4	828.95	853.13	2.9	Jan.-Oct.
Wages and Salaries ($M)	13,962.7	14,187.8	1.6	10,615.0	10,883.9	2.5	Jan.-Sep.
Employment Insurance Beneficiaries	42,000	40,500	-3.6	40,174	40,968	2.0	Jan.-Nov.
Consumers
Retail Trade ($M)	11,107.4	11,528.0	3.8	10,471.4	10,803.1	3.2	Jan.-Nov.
New Motor Vehicle Sales (units)	41,512	42,656	2.8	40,034	41,842	4.5	Jan.-Nov.
New Motor Vehicle Sales ($M)	1,310.5	1,367.1	4.3	1,273.5	1,399.2	9.9	Jan.-Nov.
Food Services and Drinking Places ($M)	973.2	1,006.1	3.4	836.5	887.3	6.1	Jan.-Oct.
Consumer Price Index (2002=100)	123.0	124.8	1.5	124.8	125.4	0.5	Jan.-Dec.
Housing
Housing Starts (units)	2,843	2,276	-19.9	2,276	1,995	-12.3	Jan.-Dec.
Residential Building Permits ($M)	480.5	456.5	-5.0	436.9	407.7	-6.7	Jan.-Nov.
MLS® Residential Sales (units)	6,282	6,273	-0.1	6,273	6,682	6.5	Jan.-Dec.
Business
Manufacturing Sales ($M)	20,072.0	18,774.0	-6.5	17,284.9	15,582.8	-9.8	Jan.-Nov.
International Exports ($M)	14,459.7	13,002.8	-10.1	11,980.2	11,227.9	-6.3	Jan.-Nov.
Non-residential Building Permits ($M)	524.5	374.5	-28.6	359.5	365.1	1.6	Jan.-Nov.
Industrial and Commercial ($M)	250.2	250.6	0.2	239.8	230.7	-3.8	Jan.-Nov.
Institutional and Government ($M)	274.2	123.8	-54.8	119.7	134.4	12.3	Jan.-Nov.
Wholesale Trade ($M)	5,990.6	6,277.1	4.8	5,774.5	5,908.9	2.3	Jan.-Nov.
Farm Cash Receipts ($M)	568.0	563.9	-0.7	415.9	409.4	-1.6	Jan.-Sep.
Lumber Shipments ('000 m3)	2,546.0	2 761.2	8.5	2 329.2	2 854.6	22.6	Jan.-Oct.
Demographics
Population (July 1)	755,718	754,578	-0.2	754,578	753,871	-0.1	...
Natural Increase (July 1-June 30)	-5		...	-287		...
Net Migration (July 1-June 30)	-1,135		...	-420		...
...Not available	...Not applicable
* Year-to-date (unadjusted for seasonality)
MLS® is a registered trademark of the Canadian Real Estate Association.
Sources: Statistics Canada and New Brunswick Real Estate Association.

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